[redacted]

SECU 13026065 SION

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SEC Mail Processing Section
DEC 26 2013
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2012 (MM/DD/YY) AND ENDING 10/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBF Securities (USA) Corp.

OFFICIAL USE ONLY
25541
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1155 Metcalfe Street, 4th Floor
(No. and Street)

Montreal	Province of Quebec, Canada	H3B 4S9
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Paul E. Morris 212-632-8877
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte LLP
(Name – *if individual, state last, first, middle name*)

1 Place Ville Marie, Suite 3000	Montreal	Province of Quebec, Canada	H3B 4T9
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul E. Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBF Securities (USA) Corp., as of October 31st, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANE LENNON
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LE6236390
Qualified in Kings County
Commission Expires February 28, 2015

12/13/13

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of financial condition as of October 31, 2013 and independent auditor's report and supplemental report on internal control

NBF SECURITIES (USA) CORP.

(SEC I.D. No. 8-41790)

Filed pursuant to Rule 17a-5(e)(3) under the *Securities Exchange Act of 1934* as a public document.

NBF SECURITIES (USA) CORP.
Table of Contents

Independent Auditors' Report **1-2**

Statement of Financial Condition **3**

Notes to the Statement of Financial Condition **4-12**

Supplemental Report on Internal Control Required by SEC Rule 17a-5 .... **13-15**

Deloitte.

Deloitte LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-7115
Fax: 514-390-4111
www.deloitte.ca

Independent Auditors' Report

To the Board of Directors and Stockholder of
NBF Securities (USA) Corp.

We have audited the accompanying statement of financial condition of NBF Securities (USA) Corp. (the "Company") as of October 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934*.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of NBF Securities (USA) Corp. as of October 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte LLP[1]

December 18, 2013

---

[1] CPA auditor, CA, public accountancy permit No. A104630

NBF SECURITIES (USA) CORP.
Statement of Financial Condition
As of October 31, 2013
(In U.S. dollars)

	$
Assets	
Cash (Note 5)	**4,469,242**
Cash deposit with a clearing broker-dealer	**100,000**
Receivable from broker-dealers (Notes 4 and 5)	**1,052,899**
Receivable from a related party (Note 5)	**4,161,361**
Securities owned, at fair value (Note 3)	**27,065,376**
Deferred income taxes (Note 6)	**61,149**
Prepaid expenses and other assets	**117,434**
	37,027,461
Liabilities	
Payable to customers	**785,312**
Payable to related parties (Note 5)	**3,006,132**
Income taxes payable (Note 6)	**667,477**
Accrued expenses and other liabilities	**596,644**
	5,055,565
Stockholders' equity	
Class A preferred shares (Note 7)	**634**
Class B preferred shares (Note 7)	**12,405,823**
Common capital stock (Note 7)	**160,464**
Additional paid-in capital	**9,682,366**
Retained earnings	**9,722,609**
	31,971,896
	37,027,461

The accompanying notes are an integral part of this statement of financial condition

(In U.S. dollars)

1. Description of the business

NBF Securities (USA) Corp. (the "Company") was incorporated under the *Companies Act* (Nova Scotia) on October 8, 2002, and began its business activities on January 2, 2003. The Company, a subsidiary of National Bank of Canada Financial Inc. ("NBCFI"), is a registered broker-dealer under the *Securities Exchange Act of 1934* and is a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation. The Company is engaged in agency transactions with institutional clients and broker-dealers. The Company is ultimately wholly-owned by National Bank of Canada ("ultimate parent company").

2. Significant accounting policies

New accounting pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS* ("ASU 2011-04"). ASU 2011-04 expands ASC 820's disclosure requirements to include, for any measurements using Level 3 inputs, a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, a description of the valuation processes in place and a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs. ASU 2011-04 also amends ASC 820 to require entities to disclose any transfers into and out of Levels 1 and 2. The Company's adoption of this guidance in fiscal 2013 did not have a significant impact on its financial statement.

Future accounting pronouncements

In December 2011 and January 2013, the FASB issued ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities*, and ASU No. 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*, which are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. These ASUs require expanded disclosures for derivative instruments, repurchase and reverse repurchase agreements, and securities lending transactions that are either offset on the statement of financial condition or subject to an enforceable master netting agreement. In part, these disclosures are intended to facilitate comparison of statement of financial condition netting activity between entities that report on the basis of accounting principles generally accepted in the United States of America (GAAP), and those that report using the basis of International Financial Reporting Standards.

The Company will adopt ASU 2011-11 and ASU 2013-01 effective November 2013 because these amendments only enhance disclosures and do not change the guidance around when assets and liabilities can be offset. These ASUs are not expected to have a material impact on the Company's statement of financial condition.

(In U.S. dollars)

2. Significant accounting policies (continued)

Future accounting pronouncements (continued)

In July 2013, the FASB issued ASU 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists*. ASU 2013-11 eliminates the option of presenting unrecognized tax benefits as a liability or as a reduction of a deferred tax asset for a net operating loss or tax credit carryforward. An unrecognized tax benefit, or portion of an unrecognized tax benefit, should be presented in the financial statement as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The new disclosure requirements are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 with early adoption permitted. As such, ASU 2013-11 will be effective November 1, 2014 for the Company and will be applied prospectively. The Company does not believe the adoption will have a significant impact on the Company's financial statement.

Basis of presentation

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statement. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported disclosures about contingent assets and liabilities. Such estimates, including the fair value of financial instruments, and valuation of deferred tax assets are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate actual results could differ from these estimates.

Securities transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Securities are recorded at fair value in accordance with FASB ASC 820.

Customer securities transactions are reported on a settlement date basis.

2. Significant accounting policies (continued)

Income taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions recognized in the financial statement, prescribing a "more-likely-than-not" threshold and measurement attribute for recognition in the statement of financial condition of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end exchange rates.

3. Financial instruments

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value. Securities owned are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities and valuation pricing models.

Assets, which are recorded at contracted amounts approximating fair value, consist largely of amounts receivable from broker-dealers and from a related party. Similarly, the Company's short-term liabilities, consisting of amounts payable to customers, related parties and accrued expenses and other liabilities are recorded at contracted amounts approximating fair value.

Fair value measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the use of observable inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

3. Financial instruments (continued)

Fair value measurement (continued)

The fair value hierarchy prioritizes the use of observable inputs to valuation techniques employed to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company have the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of October 31, 2013:

	Fair value measurements using			
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Assets				
Securities owned				
U.S. Treasury Bills	**27,065,376**	**-**	**-**	**27,065,376**

U.S. Treasury bills are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury bills are generally categorized in Level I of the fair value hierarchy.

Risk management

(a) Position risk and interest rate risk

The position risk of the Company corresponds to the risk that fluctuation in the prices of securities and in interest rates result in losses. The risk related to the fluctuation in the prices of securities represents the loss the Company might incur due to changes in the fair value of a given instrument. Interest rate risk corresponds to the possible effect of fluctuations in interest rates on the Company's earnings and the return on stockholders' equity. The Company protects itself against these risks through market exposure limits.

3. Financial instruments (continued)

Risk management (continued)

(b) Credit risk and credit risk concentration

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the Company. The Company attempts to limit credit risk by dealing with counterparties it deems creditworthy and by ensuring compliance with agreements.

Credit risk concentration also arises when the Company grants loans to a single debtor or group of debtors with similar characteristics such that a change in economic or other circumstances could have the same impact on their ability to honor their obligations. The Company's greatest concentration of counterparty risk is with a related party. This concentration arises in the normal course of the Company's business and management does not believe it to be unusual. As of October 31, 2013, the Company's greatest concentration of credit risk is from a receivable from NBFI, which amounted to $4,161,361.

4. Receivable from broker-dealers

The Company's institutional client security transactions are settled in cash against delivery or receipt of securities. These transactions are cleared by National Bank Financial Inc. ("NBFI"), a company ultimately under common control.

The Company introduces all retail customer securities transactions on a fully disclosed basis to a third party clearing broker-dealer, which carries all retail customer accounts.

Amounts receivable from broker-dealers as of October 31, 2013, consist of the following:

	$
Securities failed-to-deliver	**791,443**
Receivable from clearing broker-dealers	**261,456**
	1,052,899

Securities failed-to-deliver represent the contract value of securities which have not been delivered by the Company on settlement date.

(In U.S. dollars)

5. Related party transactions

The amounts receivable from and payable to related parties are unsecured, non-interest bearing, have no fixed terms of payment and are as follows as of October 31, 2013:

	$
Ultimate parent company	
Payable to related parties	**10,798**
NBFI	
Receivable from broker-dealers	**772,214**
Receivable from a related party	**4,161,361**
Payable to related parties	**2,453,315**
NBCFI	
Payable to related parties	**542,019**

As of October 31, 2013, $4,468,245 of the Company's cash balance was held in demand deposit bank accounts with the ultimate parent company

6. Income taxes

Deferred income taxes are recognized for the tax consequences, in future years, of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when it is necessary to reduce deferred tax assets to the amount expected to be realized.

(In U.S. dollars)

6. Income taxes (continued)

As of October 31, 2013, the Company has recorded $61,149 of net deferred tax assets. The deferred income tax asset and liability items are as follows:

	$
Deferred income tax assets	
Accrued compensation	**62,107**
Eligible capital expenditures	**27,484**
	89,591
Deferred income tax liabilities	
Commission revenue	**(28,442)**
Net deferred income tax asset	**61,149**

No valuation allowance is required as of October 31, 2013, as management believes it is more likely than not that the deferred income tax asset is realizable.

The Company implemented ASC 740, *Income Taxes* (which incorporates former FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an Interpretation of FASB Statement No. 109) ("FIN 48"). FIN 48 provides specific guidance on the recognition, de-recognition, measurement and disclosure of income tax positions in the financial statement, including the accrual of related interest and penalties. Under FIN 48, income tax benefits are recognized and measured based on a two-step model: (i) a tax position must be more-likely-than-not of being sustained, where "more-likely-than-not" means a likelihood of more than 50%, and (ii) the benefit is measured as the dollar amount of the position that is more-likely-than-not of being realized upon ultimate settlement with a taxing authority. The difference between the tax benefit recognized in accordance with the FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit ("UTB").

As of October 31, 2013, the balance of the Company's UTBs was nil, which is unchanged from October 31, 2012. It is difficult to project how UTBs will change over the next year.

The Company is subject to income taxes in Canada at the federal level and in certain provincial jurisdictions. As of October 31, 2013, the Company had income taxes payable of $667,477 to the federal and certain provincial tax authorities.

(In U.S. dollars)

7. Capital stock

Authorized capital stock:

100,000,000 0.5 of 1% per month non-cumulative, non-voting and non-participating, Class A preferred shares having a par value of CDN$100 per share, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class A shares, plus the dividends declared and unpaid

100,000,000 0.6 of 1% per month non-cumulative, non-voting and non-participating, Class B preferred shares without nominal or par value, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class B shares, plus the dividends declared and unpaid

100,000,000 0.7 of 1% per month non-cumulative, non-voting and non-participating, Class C preferred shares without nominal or par value, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class C shares, plus the dividends declared and unpaid

100,000,000 0.55 of 1% per month cumulative, non-voting and non-participating, Class D preferred shares having a par value of CDN$100 per share, redeemable at the option of the Company at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class D shares, plus the dividends declared and unpaid

100,000,000 0.57 of 1% per month cumulative, non-voting and non-participating, Class E preferred shares without nominal or par value, redeemable at the option of the Company at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class E shares, plus the dividends declared and unpaid

100,000,000 common shares without nominal or par value

(In U.S. dollars)

7. Capital stock (continued)

	$
Issued and outstanding	
Preferred capital stock	
10 Class A preferred shares	**634**
1,000 Class B preferred shares	**12,405,823**
	12,406,457
Common capital stock	
25,010,000 common shares	**160,464**
	12,566,921

The 10 Class A preferred shares issued and outstanding are retractable at a value of US$14,640,116 (CDN$15,265,249). The 1,000 Class B preferred shares issued and outstanding are retractable at a value of US$18,649,781 (CDN$19,446,127).

8. Net capital requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934,* which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as the FINRA, including censures, fines, suspension, or expulsion. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined, equal to $250,000.

As of October 31, 2013, the Company had net capital, as defined, of $22,902,086, which was $22,652,086 in excess of its minimum net capital of $250,000.

9. Subsequent events

In preparing the accompanying financial statement, management has reviewed events that occurred after October 31, 2013, through the date of issuance of this financial statement on December 18, 2013. During this period, the Company did not have any material events that are required to be disclosed in the financial statement.

Supplemental Report on Internal Control Required by SEC Rule 17a-5

Deloitte.

Deloitte LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-7115
Fax: 514-390-4111
www.deloitte.ca

Supplemental Report on Internal Control Required by SEC Rule 17a-5

Board of Directors and Stockholders of
NBF Securities (USA) Corp.

In planning and performing our audit of the financial statements of NBF Securities (USA) Corp. (the "Company") as of and for the year ended October 31, 2013 (on which we issued our report dated December 18, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness or aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte LLP[1]

December 18, 2013

[1] CPA auditor, CA, public accountancy permit No. A104630